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                                  AMENDMENT TO

                          CORTEX PHARMACEUTICALS, INC.

                    1989 INCENTIVE STOCK OPTION, NONQUALIFIED

                      STOCK OPTION AND STOCK PURCHASE PLAN



Section 2 has been amended as of December 12, 1995 to read as follows:

     2.   SHARES SUBJECT TO THE PLAN.

          The shares of stock subject to the incentive options having the terms and conditions set forth in Section 6 below (hereinafter "incentive options") and/or nonqualified options or rights to purchase having the terms and conditions set forth in Section 7 below (hereinafter "nonqualified options" and "rights of purchase") and other provisions of the Plan shall be shares of the Company's authorized but unissued or reacquired common stock (herein sometimes referred to as the "Common Stock"). The total number of shares of the Common Stock of the Company which may be issued under the Plan (the "Reserved Shares") shall be determined from time to time by resolution of the Board of Directors of the Company, but shall not exceed, in aggregate, seven hundred thousand shares. In the event that any outstanding incentive option, nonqualified option or right of purchase granted under the Plan can no longer under any circumstances be exercised, or in the event that any shares purchased pursuant to the Plan are reacquired by the Company, for any reason, the shares of Common Stock allocable to the unexercised portion of such incentive option, nonqualified option or right of purchase, or the shares reacquired, as the case may be, shall again be subject to grant or issuance under the Plan.




                                  EXHIBIT 4.11